Filed Pursuant to Rule 433
Registration Statement Nos. 333-202913 and 333-180300-03

Fact Sheet (J561)
March 29, 2016

Credit Suisse – 11.90% Contingent Coupon Autocallable Yield Notes due April 19, 2017

Linked to the Performance of the Common Stock of Apple Inc.

Note Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Pricing Date:	Expected to be April 1, 2016.
Settlement Date:	Expected to be April 6, 2016.
Underlying:	The common stock of Apple Inc. (the “Reference Share Issuer”) (Ticker: AAPL UW <Equity>)
Contingent Coupons:	Subject to Automatic Redemption, if a Coupon Barrier Event does not occur, we will pay a contingent coupon expected to be $29.75 (to be determined on the Pricing Date) per $1,000 principal amount of notes on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.
Coupon Barrier Event:	A Coupon Barrier Event will occur if on an Observation Date the Observation Level applicable to such Observation Date is less than the Coupon Barrier Level.
Observation Level:	For each Observation Date scheduled to occur on July 14, 2016, October 13, 2016 and January 12, 2017, the Observation Level will equal the closing level of the Underlying on such date. For the Final Valuation Date, the Observation Level will equal the Final Level.
Coupon Barrier Level:	The Coupon Barrier Level will be approximately 80% of the Initial Level (to be determined on the Pricing Date).
Contingent Coupon Payment Dates:	Subject to Automatic Redemption, unless a Coupon Barrier Event occurs, contingent coupons will be paid on July 19, 2016, October 18, 2016, January 18, 2017 and the Maturity Date, subject to postponement as described in the applicable pricing supplement and product supplement.
Automatic Redemption:	If a Trigger Event occurs, the notes will be automatically redeemed and you will receive a cash payment equal to the principal amount of the notes you hold (the “Automatic Redemption Amount”) and any contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes.
Trigger Event:	A Trigger Event will occur on any Observation Date if the Observation Level applicable to such Observation Date is equal to or greater than the Trigger Level.
Trigger Level:	Expected to be 100% of the Initial Level (to be determined on the Pricing Date).
Knock-In Event:	A Knock-In Event will occur if the Final Level is less than the Knock-In Level.
Knock-In Level:	The Knock-In Level will be approximately 80% of the Initial Level (to be determined on the Pricing Date).
Redemption Amount:	Subject to Automatic Redemption, if (a) a Knock-In Event does not occur, a cash payment equal to $1,000; (b) a Knock-In Event occurs, the Physical Delivery Amount, plus a cash amount in respect of any fractional share, subject to our election to pay cash instead. You could lose your entire investment.
Physical Delivery Amount:	The Physical Delivery Amount per $1,000 principal amount of notes is a number of shares of the Underlying equal to the product of (i) $1,000 divided by the Initial Level and (ii) the share adjustment factor. The share adjustment factor is initially set equal to 1.0 on the Pricing Date, subject to adjustment as described under “Description of the Securities—Adjustments” in the accompanying product supplement. We will calculate the Physical Delivery Amount in the aggregate for all notes you hold and in lieu of any fractional shares in respect of the aggregate Physical Delivery Amount we will pay a cash amount equal to such fractional share multiplied by the Final Level. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount. At our election, you may receive cash instead of the Physical Delivery Amount, in an amount equal to the product of (i) $1,000 divided by the Initial Level and (ii) the Final Level. If we exercise our option to deliver cash, we will give notice of our election at least one business day before the Valuation Date.
Initial Level:	The closing level of the Underlying on the Pricing Date. In the event that the closing level for the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Observation Dates:	July 14, 2016, October 13, 2016, January 12, 2017 and the Final Valuation Date, subject to postponement as described in the applicable pricing supplement and product supplement.
Valuation Dates:	April 7, 2017, April 10, 2017, April 11, 2017, April 12, 2017 and April 13, 2017 (each a “Valuation Date” and April 13, 2017, the “Final Valuation Date”), subject to postponement as described in the applicable pricing supplement and product supplement.
Maturity Date:	April 19, 2017, subject to postponement as described in the applicable pricing supplement and product supplement.
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics
•	The securities, which we refer to as the “notes,” are designed for investors who are mildly bearish or neutral on the Underlying. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs.

•	Subject to Automatic Redemption, if a Coupon Barrier Event does not occur, we will pay a contingent coupon expected to be $29.75 (to be determined on the Pricing Date) per $1,000 principal amount of notes on the immediately following Contingent Coupon Payment Date. If a Coupon Barrier Event occurs, no contingent coupon will be paid on the immediately following Contingent Coupon Payment Date.

•	If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and the contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes.

Product Risks
•	Investment may result in a loss of up to 100%. If the notes are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to the depreciation in the Underlying. Any payment or delivery on the notes is subject to our ability to meet our obligations as they become due. Furthermore, regardless of the amount of any payment you receive on the notes you may nevertheless suffer a loss on your investment in the notes, in real value terms. This is because inflation may cause the real value of the amount of any payment you receive on the notes to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

•	The notes will not pay more than the principal amount, plus contingent coupon, if any, at maturity or upon automatic redemption. Even if the Final Level is greater than the Initial Level, you will not participate in the appreciation of the Underlying. Assuming the notes are held to maturity, the maximum amount payable with respect to the notes is expected to be $1,119 (to be determined on the Pricing Date) for each $1,000 principal amount of the notes.

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J.P. Morgan Placement Agent

Hypothetical Redemption Amount and Total Payments on the Notes

Table 1: Hypothetical Redemption Amount*

Percentage Change from the Initial Level to the Final Level	Redemption Amount (excluding contingent coupon payments, if any)	Total Contingent Coupon Payments
−1.00%	$1,000.00	(See table below)
−10.00%	$1,000.00
−15.00%	$1,000.00
−20.00%	$1,000.00
−21.00%	9 shares + $36.34
−30.00%	9 shares + $32.20
−40.00%	9 shares + $27.60
−50.00%	9 shares + $23.00
−60.00%	9 shares + $18.40
−70.00%	9 shares + $13.80
−80.00%	9 shares + $9.20
−90.00%	9 shares + $4.60
−100.00%	$0.00

Hypothetical Redemption Amount and Total Payments on the Notes

* The tables and examples below illustrate, for a $1,000 investment in the notes, hypothetical Redemption Amounts payable at maturity for a hypothetical range of performances of the Underlying and, in the case of Table 2, total contingent coupon payments over the term of the notes, which will depend on the number of Coupon Barrier Events that have occurred over the term of the notes. The tables and examples below assume that (i) if a Coupon Barrier Event does not occur on an Observation Date, a contingent coupon of $29.75 per $1,000 principal amount of notes will be paid on the immediately following Contingent Coupon Payment Date, (ii) a hypothetical Initial Level of $106, (iii) the notes are not automatically redeemed prior to maturity, (iv) the Knock-In Level is 80% of the Initial Level, (v) the Trigger Level is 100% of the Initial Level, (vi) a share adjustment factor of 1.0 and (vii) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount.

Table 2: Total Contingent Coupon Payments*
Number of Coupon Barrier Events	Total Contingent Coupon Payments
A Coupon Barrier Event does not occur	$119.00
A Coupon Barrier Event occurs on 1 Observation Date	$89.25
A Coupon Barrier Event occurs on 2 Observation Dates	$59.50
A Coupon Barrier Event occurs on 3 Observation Dates	$29.75
A Coupon Barrier Event occurs on 4 Observation Dates	$0.00

Example 1: A Knock-In Event occurs because the Final Level of the Underlying is less than the Knock-In Level.

Reference Share	Final Level
AAPL	50% of Initial Level

Since the Final Level is less than the Knock-In Level, a Knock-In Event occurs.

Physical Delivery Amount	=	$1,000/Initial Level
	=	$1,000/$106
	=	9 shares of the Underlying (9.4340 rounded down)
Redemption Amount	=	Physical Delivery Amount + cash in lieu of fractional shares equal to approximately 0.4340 × $53
	=	9 shares of the Underlying + $23

Therefore, the Redemption Amount will equal the Physical Delivery Amount, calculated as follows:

In this example, at maturity an investor would be entitled to receive a Redemption Amount equal to 9 shares of the Underlying and a cash payment of $23. The value of the Redemption Amount on the Final Valuation Date, which is the date on which the Final Level is determined, is $500, calculated as follows:

Physical Delivery Amount	=	9 shares of the Underlying
Value of Redemption Amount	=	(9 shares of the Underlying × $53) + $23
	=	$477 + $23
	=	$500

In these circumstances, the investor will be exposed to any depreciation in the level of the Underlying from the Initial Level to the time of delivery.

Example 2: A Knock-In Event does not occur because the Final Level of the Underlying is greater than the Knock-In Level.

Reference Share	Final Level
AAPL	90% of Initial Level

Since the Final Level is not less than the Knock-In Level, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals $1,000.

Product Risks (continued)

•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. For example, if the closing level of the Underlying on the first four Valuation Dates is lower than the closing level of the Underlying on the Final Valuation Date and a Knock-In Event occurs, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date.

•	If a Coupon Barrier Event occurs on an Observation Date, you will not receive a contingent coupon payment on the immediately following Contingent Coupon Payment Date. For example, if a Coupon Barrier Event occurs on every Observation Date, you will not receive any contingent coupon payments during the term of the notes.

•	The notes are subject to a potential automatic redemption. If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and the contingent coupon payable on that Contingent Coupon Payment Date, and no further payments will be made in respect of the notes. In this case, you will lose the opportunity to continue to be paid contingent coupons from the date of Automatic Redemption to the scheduled Maturity Date. In addition, any cost effectively borne by you, such as transactions costs, hedging cost and agent’s discounts and commissions, will not be rebated if the notes are automatically redeemed. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide you with the opportunity to be paid the same coupons as the securities.

•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

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Product Risks (continued)

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore greater risk that the notes will not pay a contingent coupon on one more of the Contingent Coupon Payment Dates or that you might lose some or all of your investment at maturity. “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level could be less than the Knock-In Level, indicating a higher expected risk of loss on the notes. The notes offer contingent coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities. These risks include (i) the risk that the number of contingent coupon payments you receive over the term of the notes, if any, will result in a below-market yield that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity and (ii) the risk that you might lose some or all of your principal amount at maturity if a Knock-In Event occurs. The volatility of the Underlying is an important factor affecting these risks. Further, a relatively lower Knock-In Level may not necessarily indicate that the notes have a greater likelihood of a return of principal at maturity. Greater expected volatility of the Underlying as of the Pricing Date may contribute to the higher yield potential or lower Knock-In Level, but would also represent a greater expected likelihood that you will receive only a few or no contingent coupon payments over the term of the notes and lose some or all of your principal at maturity. You should be willing to accept the downside market risk of the Underlying and the potential to lose some or all of your principal at maturity.

•	If the Final Level is less than the Knock-In Level, a Knock-In Event will occur. If a Knock-In Event occurs, the Physical Delivery Amount will consist of a number of shares of the Underlying plus an amount in cash corresponding to any fractional share, or at our election, the equivalent amount in cash, as described herein. Under these circumstances, the value of the Physical Delivery Amount is likely to be less than the principal amount of the securities and may be zero.

•	If a Knock-In Event occurs, you will be entitled to receive on the Maturity Date the Physical Delivery Amount, which will consist of a whole number of shares of the Underlying plus an amount in cash corresponding to any fractional share, subject to our election to pay cash instead. The value of the Physical Delivery Amount on the Final Valuation Date will be less than $1,000 per $1,000 principal amount of securities and could fluctuate, possibly decreasing, in the period between the Final Valuation Date and the Maturity Date. We will make no adjustments to the Physical Delivery Amount to account for any such fluctuation and you will bear the risk of any decrease in the value of the Physical Delivery Amount between the Final Valuation Date and the Maturity Date.

•	Credit Suisse currently anticipates that the value of the notes on the Pricing Date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.

•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•	We are not affiliated with the Reference Share Issuer. We assume no responsibility for the adequacy of the information about the Reference Share Issuer contained in the applicable pricing supplement. You should make your own investigation into the Underlying and the Reference Share Issuer. We are not responsible for the Reference Share Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•	While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Underlying or instruments related to the Underlying. We or our affiliates may also trade in the Underlying or instruments related to the Underlying from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Underlying. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	The payout on the notes can be replicated using a combination of the components described above. Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as the expected and actual volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, events affecting companies engaged in the technology industry, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities included in the Underlying or markets generally and which may affect the level of the Underlying and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	Your return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying. The return on your investment is not the same as the total return based on a purchase of the shares of the Underlying.

•	As a holder of the notes, you will not have any ownership interest or rights in the Underlying, such as voting rights or dividend payments. In addition, the issuer of the Underlying will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying and therefore, the value of the notes.

•	The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the accompanying product supplement.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 28, 2016, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316012137/dp64501_424b2-j561.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.